Exhibit 99.4

AURORA CANNABIS INC.

CHARTER OF THE AUDIT COMMITTEE

Purpose

The primary purpose of the Audit Committee (“the Committee”) of the Board of Directors (“the Board”) of Aurora Cannabis Inc. (“Aurora” or “the Company”) shall be to act on behalf of the Board in fulfilling the Board’s oversight responsibilities with respect to:

(i)       The integrity of the Company’s financial statements;

(ii)      The Company’s compliance with legal and regulatory requirements;

(iii)     The independent auditor’s qualifications and independence; and

(iv)     The performance of the Company’s internal audit function and independent auditor.

The policy of the Committee, in discharging these obligations, shall be to maintain and foster an open avenue of communication between the Committee, the Auditors, and the Company’s financial management teams.

Composition

The Committee shall consist of at least three (3) members of the Board and shall satisfy the independence and financial literacy requirements imposed by the applicable securities legislation and by any stock exchange policies on which any of the Company’s capital stock is listed, including any exceptions permitted by such requirements.

Term of Office

The members of the Committee will be appointed or re-appointed by the Board on an annual basis. Each member of the Committee will continue to be a member thereof until such member’s successor is appointed, or until such member resigns or is removed by the Board. The Board may remove or replace any member of the Committee at any time. However, a member of the Committee will automatically cease to be a member of the Committee upon either ceasing to be a Director of the Board or ceasing to meet the requirements established, from time to time, by any Regulators. Vacancies on the Committee will be filled by the Board.

Chair

The Board will appoint the Chair of the Committee annually, to be selected from the members of the Committee. If, in any year, the Board does not make an appointment of the Chair, the incumbent Chair will continue in office until that Chair’s successor is appointed.

Meetings and Minutes

The Committee will meet at least once during each fiscal quarter and hold such meetings as its members shall deem necessary or appropriate. Minutes of each meeting of the Committee shall be prepared and distributed to each Director of the Company.

Quorum

A quorum at any meeting will be a simple majority of Committee members, provided that if the number of Committee members is an even number, one half of the number plus one shall constitute a quorum.

Duties and Responsibilities

The Audit Committee is appointed by the Board of Directors of the Company (the “Board”) to oversee the accounting and financial reporting process of the Company and audits of the financial statements of the Company. The Audit Committee’s primary duties and responsibilities are to:

Interaction with the Independent Auditor:

(a)	Appointment and Oversight. The Committee is directly responsible for the appointment, compensation, retention and oversight of the work of the independent auditor (including resolution of any disagreements between Company management and the independent auditor regarding financial reporting) and any other registered public accounting firm engaged for the purpose of preparing or issuing an audit report or related work or performing the audit, review or attest services for the Company, and the independent auditor and such other registered public accounting firm must report directly to the Committee. The Committee, or the Chair of the Committee, must pre- approve any audit and non-audit service provided to the Company by the independent auditor, unless the engagement is entered into pursuant to appropriate preapproval policies established by the Committee.

(b)	Annual Report on Independence and Quality Control. The Committee must, as least annually, obtain and review a report from the independent auditor describing:

(i)	The auditing firm’s internal quality-control procedures;

(ii)	Any material issues raised by the most recent internal quality-control review or peer review of the auditing firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years relating to any independent audit conducted by the auditing firm, and any steps taken to deal with any such issues; and

(iii)	All relationships and services between the independent auditor and the Company in order to assess the independent auditors’ independence.

Annual Financial Statements and Annual Audit

(c)	Audit Problems. The Committee must discuss with the independent auditor any audit problems or difficulties and management’s response.

(d)	Annual Report on Form 20-F Review. The Committee must review and discuss the annual audited financial statements with management and the independent auditor, including the Company’s disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

(e)	Audit Committee Report. The Committee must provide the Company with the report of the Committee with respect to the audited financial statements for inclusion in each of the Company’s annual proxy statements.

Quarterly Financial Statements

(f)	Form 10-Q Review. The Committee must review and discuss the quarterly financial statements with management and the independent auditor, including the Company’s disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
(g)	Approval. The Committee, as delegated by the Board, has the authority to approve the quarterly financial statements and accompanying “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

Other Duties and Responsibilities

(h)	Enterprise Risk and Assurance. The Enterprise Risk and Assurance (“ERA”) function provides management and the Audit Committee with ongoing assessment and information regarding the Company’s risk management processes and system of internal control, including the delivery of internal audit services and assurance projects. ERA will functionally report to the Audit Committee. Oversight responsibilities of the Committee include:
(i)	Implementation. The Committee must assist with Board oversight of the design and implementation of the ERA function.
(ii)	Risk Assessment and Risk Management. The Committee must discuss the Company’s policies with respect to risk assessment and risk management.
(iii)	Approve the Enterprise Risk and Assurance Charter. The Committee must approve the Enterprise Risk and Assurance Charter, significant revisions, as well as receive communication from the function’s leadership on an annual basis confirming the scope, mandate, and independence of the ERA function.
(iv)	Annual Risk-Based Audit and Assurance Plan. The Committee must annually approve the annual Risk-Based Audit and Assurance Plan, which includes the planned projects for the upcoming fiscal year, as well as any significant changes to the plan during the fiscal year to accommodate ad-hoc and management requests.
(v)	Quarterly Reporting. The Committee must receive communications from the function’s leadership on performance relative to the Risk-Based Audit and Assurance Plan, results of planned projects, the ERM Framework, and other matters.
(vi)	Function Performance. The Committee must discuss the effectiveness of the ERA function and approve any decisions regarding the appointment and removal of the Senior Manager, Enterprise Risk and Assurance.
(i)	Review of Earnings Releases. The Committee must discuss the Company’s earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies.

(j)	Hiring of Independent Auditor Employees. The Committee must set clear hiring policies for employees or former employees of the Company’s independent auditor.

(k)	Complaint Procedures. The Committee must establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and for the confidential and anonymous submission by Company employees of concerns regarding questionable accounting or auditing matters.

(l)	Reports to the Board of Directors. The Committee must report regularly to the Board regarding the activities of the Committee.

(m)	Committee Self-Evaluation. The Committee must at least annually perform an evaluation of the performance of the Committee.

Pre-Approval of Non-Audit Services

The Audit Committee may delegate to the Chair the authority to pre-approve non-audit services to be provided to the Company or its subsidiaries by the Company’s external auditor. The pre- approval of non-audit services must be presented to the Audit Committee at its first scheduled meeting following such pre-approval.

The Audit Committee may satisfy its duty to pre-approve non-audit services by adopting specific policies and procedures for the engagement of the non-audit services, provided the policies and procedures are detailed as to the particular service, the Audit Committee is informed of each non-audit service and the procedures do not include delegation of the Audit Committee’s responsibilities to management.

External Advisors

The Audit Committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities, and it has direct access to the external auditors as well as anyone in the organization. The Audit Committee has the ability to retain, at the Company’s expense, special legal, accounting or other consultants or experts it deems necessary in the performance of its duties.

External Auditors

The external auditors are ultimately accountable to the Audit Committee and the Board, as representatives of the shareholders. The external auditors will report directly to the Audit Committee. The Audit Committee will:

(a)	review the independence and performance of the external auditors and annually recommend to the Board the nomination of the external auditors or approve any discharge of external auditors when circumstances warrant;

(b)	approve the fees and other significant compensation to be paid to the external auditors;

(c)	on an annual basis, review and discuss with the external auditors all significant relationships they have with the Company that could impair the external auditors’ independence;

(d)	review the external auditors’ audit plan to see that it is sufficiently detailed and covers any significant areas of concern that the Audit Committee may have;

(e)	before the financial statements are issued, discuss certain matters required to be communicated to audit committees in accordance with the standards established by the Canadian Institute of Chartered Accountants;

(f)	consider the external auditors’ judgments about the quality and appropriateness of the Company’s accounting principles as applied in the Company’s financial reporting;

(g)	resolve any disagreements between management and the external auditors regarding financial reporting;

(h)	approve in advance all audit services and any non-prohibited non-audit services to be undertaken by the external auditors for the Company; and

(i)	receive from the external auditors timely reports of:

(i)	all critical accounting policies and practices to be used;

(ii)	all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments and the treatment preferred by the external auditors; and

(iii)	other material written communications between the external auditors and management.

Legal Compliance

On at least an annual basis, the Audit Committee will review with the Company’s legal counsel any legal matters that could have a significant impact on the organization’s financial statements, the Company’s compliance with applicable laws and regulations and inquiries received from regulators or governmental agencies.

Complaints

Individuals are strongly encouraged to approach a member of the Audit Committee with any complaints or concerns regarding accounting, internal accounting controls or auditing matters. The Audit Committee will from time to time establish procedures for the submission, receipt and treatment of such complaints and concerns. In all cases the Audit Committee will conduct a prompt, thorough and fair examination, document the situation and, if appropriate, recommend to the Board appropriate corrective action.

To the extent practicable, all complaints will be kept confidential. The Company will not condone any retaliation for a complaint made in good faith.

Review and Disclosure

The Committee will periodically review and reassess this Charter as it deems appropriate and submit any recommend changes to the Board for approval.

The Committee will ensure that this Charter is disclosed on the Company’s website and that this Charter or a summary of it which has been approved by the Committee is disclosed in accordance with all applicable securities laws or regulatory requirements.

Last presented for review and approval to, and so approved by the Board of Directors on September 10, 2019